                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G
                               (Amendment No. 2)
                                (Rule 13d-102)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(b)


                              Kasper A.S.L., LTD.
         ------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, Par Value $.01 Per Share
         ------------------------------------------------------------
                        (Title of Class of Securities)


                                   485808109
         ------------------------------------------------------------
                                (CUSIP Number)


                               December 31, 1999
         ------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


            Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                   [X]  Rule 13d-1(b)

                        Rule 13d-1(c)

                        Rule 13d-1(d)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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CUSIP No. 485808109                   13G                      Page 2 of 9 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
1   Name of Reporting Person                    Steven A. Van Dyke

    I.R.S. Identification No. of Above Person   Not applicable
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                    (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Citizenship or Place of Organization
    United States
--------------------------------------------------------------------------------
                   5  Sole Voting Power
Number of Shares      0
                  --------------------------------------------------------------
  Beneficially     6  Shared Voting Power
                      975,771
    Owned by      --------------------------------------------------------------
                   7  Sole Dispositive Power
 Each Reporting       0
                  --------------------------------------------------------------
  Person With      8  Shared Dispositive Power
                      975,771
--------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person
    975,771
--------------------------------------------------------------------------------
10  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                            [_]
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)
    14.35%
--------------------------------------------------------------------------------
12  Type of Reporting Person
    IN, HC
--------------------------------------------------------------------------------
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CUSIP No. 485808109                   13G                      Page 3 of 9 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
1   Name of Reporting Person                    Douglas P. Teitelbaum

    I.R.S. Identification No. of Above Person   Not applicable
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                    (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Citizenship or Place of Organization
    United States
--------------------------------------------------------------------------------
                   5  Sole Voting Power
Number of Shares      0
                  --------------------------------------------------------------
  Beneficially     6  Shared Voting Power
                      975,771
    Owned by      --------------------------------------------------------------
                   7  Sole Dispositive Power
 Each Reporting       0
                  --------------------------------------------------------------
  Person With      8  Shared Dispositive Power
                      975,771
--------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person
    975,771
--------------------------------------------------------------------------------
10  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                            [_]
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)
    14.35%
--------------------------------------------------------------------------------
12  Type of Reporting Person
    IN, HC
--------------------------------------------------------------------------------
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CUSIP No. 485808109                   13G                      Page 4 of 9 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
1   Name of Reporting Person                    Tower Investment Group, Inc.

    I.R.S. Identification No. of Above Person   59-2924229
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                    (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Citizenship or Place of Organization
    Florida
--------------------------------------------------------------------------------
                   5  Sole Voting Power
Number of Shares      975,771
                  --------------------------------------------------------------
  Beneficially     6  Shared Voting Power
                      0
    Owned by      --------------------------------------------------------------
                   7  Sole Dispositive Power
 Each Reporting       975,771
                  --------------------------------------------------------------
  Person With      8  Shared Dispositive Power
                      0
--------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person
    975,771
--------------------------------------------------------------------------------
10  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                            [_]
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)
    14.35%
--------------------------------------------------------------------------------
12  Type of Reporting Person
    HC
--------------------------------------------------------------------------------
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CUSIP No. 485808109                   13G                      Page 5 of 9 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
1   Name of Reporting Person                    Bay Harbour Management, L.C.

    I.R.S. Identification No. of Above Person   59-3418243
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                    (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Citizenship or Place of Organization
    Florida
--------------------------------------------------------------------------------
                   5  Sole Voting Power
Number of Shares      975,771
                  --------------------------------------------------------------
  Beneficially     6  Shared Voting Power
                      0
    Owned by      --------------------------------------------------------------
                   7  Sole Dispositive Power
 Each Reporting       975,771
                  --------------------------------------------------------------
  Person With      8  Shared Dispositive Power
                      0
--------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person
    975,771
--------------------------------------------------------------------------------
10  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                            [_]
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)
    14.35%
--------------------------------------------------------------------------------
12  Type of Reporting Person
    IA
--------------------------------------------------------------------------------
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CUSIP No. 485808109                   13G                      Page 6 of 9 Pages
-------------------                                            -----------------


This Amendment No. 2 amends and supplements the Statement on Schedule 13G, originally filed with the Securities and Exchange Commission on February 16, 1999 and amended on May 7, 1999 (the "Schedule 13G"), by Bay Harbour Management, L.C. ("Bay Harbour"), Tower Investment Group, Inc. ("Tower"), as the majority stockholder of Bay Harbour, Steven A. Van Dyke ("Mr. Van Dyke"), in his capacity as a stockholder and President of Tower, and Douglas P. Teitelbaum ("Mr. Teitelbaum"), in his capacity as a stockholder of Tower (Bay Harbour, Tower, Mr. Van Dyke and Mr. Teitelbaum are collectively, the "Reporting Persons"). Capitalized terms contained herein but not otherwise defined have the meanings ascribed to them in the Schedule 13G.

Item 4(a) Amount beneficially owned:

Item 4(a) is hereby amended in its entirety to read as follows:

          As of December 31, 1999, Bay Harbour may be deemed the beneficial owner of 975,771 shares of Kasper Common Stock as a result of voting and dispositive power that it held with respect to the 975,771 shares of Kasper Common Stock held for the account of five private investment funds and four managed accounts.

          As of December 31, 1999, Tower may be deemed the beneficial owner of the 975,771 shares of Kasper Common Stock deemed to be beneficially owned by Bay Harbour referred to above. Tower is the majority stockholder of Bay Harbour.

          As of December 31, 1999, Mr. Van Dyke may be deemed the beneficial owner of 975,771 shares of Kasper Common Stock deemed to be beneficially owned by Bay Harbour as referred to above. Mr. Van Dyke is a stockholder and President of Tower.

          As of December 31, 1999, Mr. Teitelbaum may be deemed the beneficial owner of 975,771 shares of Kasper Common Stock deemed to be beneficially owned by Bay Harbour as referred to above. Mr. Teitelbaum is a stockholder of Tower.

Item 4(b) Percent of Class:

Item 4(b) is hereby amended in its entirety to read as follows:

          14.35%

Item 4(c)  Number of shares as to which Bay Harbour has:

Item 4(c) is hereby amended in its entirety to read as follows

          (i)   sole power to vote or direct the vote: 975,771
          (ii)  shared power to vote or to direct the vote:  0
          (iii) the sole power to dispose of or to direct the disposition of:
                975,771
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CUSIP No. 485808109                   13G                      Page 7 of 9 Pages
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          (iv)  shared power to dispose of or to direct the disposition of:  0

          Bay Harbour does not currently possess any rights to acquire additional shares of Kasper Common Stock.

          Number of shares as to which Tower has:

          (i)   sole power to vote or direct the vote: 975,771
          (ii)  shared power to vote or to direct the vote:  0
          (iii) the sole power to dispose of or to direct the disposition of:
                975,771
          (iv)  shared power to dispose of or to direct the disposition of:  0

          Tower does not currently possess any rights to acquire additional shares of Kasper Common Stock.

          Number of shares as to which Mr. Van Dyke has:

          (i)   sole power to vote or direct the vote:  0
          (ii)  shared power to vote or to direct the vote: 975,771
          (iii) the sole power to dispose of or to direct the disposition of: 0
          (iv)  shared power to dispose of or to direct the disposition of:
                975,771

          Mr. Van Dyke does not currently possess any rights to acquire additional shares of Kasper Common Stock.

          Number of shares as to which Mr. Teitelbaum has:

          (i)   sole power to vote or direct the vote:  0
          (ii)  shared power to vote or to direct the vote: 975,771
          (iii) the sole power to dispose of or to direct the disposition of: 0
          (iv)  shared power to dispose of or to direct the disposition of:
                975,771

          Mr. Teitelbaum does not currently possess any rights to acquire additional shares of Kasper Common Stock.

Item 6.   Ownership of More than Five Percent on Behalf of another Person

Item 6 is hereby amended in its entirety to read as follows:

          The limited Partners of the partnerships and the investors in the managed accounts for which Bay Harbour acts as an investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their funds or accounts, as the case may be. Other than Trophy Hunter Investments, Ltd., no such fund, single
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CUSIP No. 485808109                   13G                      Page 8 of 9 Pages
-------------------                                            -----------------


          limited partner of any of such funds nor any investor in a managed account has the right to receive, nor the power to direct the receipt of dividends from, or proceeds from the sale of, shares of Kasper Common Stock reported in this Schedule 13G representing more than five percent of the outstanding Kasper Common Stock.

Item 10.  Certification.

          By signing below each of the undersigned certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.
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CUSIP No. 485808109                   13G                      Page 9 of 9 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2000                 BAY HARBOUR MANAGEMENT, L.C.

                                         By:   /s/ Steven A. Van Dyke
                                            ----------------------------
                                             Name:  Steven A. Van Dyke
                                             Title: President


Date:  February 10, 2000                   TOWER INVESTMENT GROUP, INC.

                                         By:   /s/ Steven A. Van Dyke
                                            ----------------------------
                                             Name:  Steven A. Van Dyke
                                             Title: President


Date:  February 10, 2000                       /s/ Steven A. Van Dyke
                                            ----------------------------
                                                 Steven A. Van Dyke


Date:  February 10, 2000                      /s/ Douglas P. Teitelbaum
                                            ----------------------------
                                                Douglas P. Teitelbaum